Brookfield Renewable Energy Partners L.P.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2015

Operating Results

Our entire portfolio continued to perform well with availability and reliability rates in line with our plans.  Assets acquired or commissioned in the last twelve months have performed in line with, or above, long-term average. Total generation was 6,400 GWh compared to the long-term average of 7,199 GWh.

Revenues were $458 million compared to $474 million in the prior year. Net income was $35 million compared to $72 million in the prior year.

Adjusted EBITDA was $339 million compared to $360 million in the prior year. Funds From Operations was $146 million compared to $198 million in the prior year.

North America

•          Hydrology and wind conditions in the United States and Canada were below long-term average by 718 GWh, however, we ended the quarter with reservoirs at levels in line with the long-term average and are well positioned to capture premium summer pricing

•          The hydroelectric facility in Pennsylvania acquired in 2014 performed in line with long-term average and contributed incremental generation of 240 GWh

Latin America

•          The impact of the continuing drought conditions in Brazil was partially reduced by our participation in the balancing pool administered by the Brazilian government. Generation was 163 GWh below the long-term average

•          Through maintaining a contract position of approximately 80%, we were able to capture strong power prices from un-contracted generation

•          The hydroelectric, wind and biomass portfolios in Brazil acquired at the end of last quarter and the hydroelectric facility acquired this quarter have performed in line with, or above, long-term average

Europe

•          The entire wind portfolio generated above the long-term average of 318 GWh. The Irish wind portfolio, which includes facilities acquired last year and three facilities commissioned in 2015, contributed 274 GWh and the wind portfolio acquired in Portugal last quarter contributed 52 GWh

Growth and Development

Subsequent to quarter end, we completed the sale of a 102 MW wind portfolio in California delivering strong returns.

Along with our institutional partners, we completed the acquisition of a 120 MW hydroelectric facility in Brazil expected to generate 519 GWh annually. As such, we have now successfully completed the acquisition of the 488 MW portfolio in Brazil comprising of hydroelectric, wind, and biomass generating capacity announced in late 2014.

We also acquired a wind development pipeline approximating 1,200 MW in Scotland, taking our total development pipeline to approximately 3,000 MW.

We achieved full commissioning on a 12 MW Irish wind facility expected to generate 33 GWh annually.

We initiated construction on a 14 MW wind facility in Northern Ireland expected to generate 38 GWh annually and with commissioning expected in 2016.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

We continued to advance the construction, on scope, schedule and budget, of 127 MW of hydroelectric and biomass development projects in Brazil. Collectively, these four projects are expected to generate 624 GWh annually with commissioning expected between 2016 and 2018.

In the most recent Brazilian government auction, we secured long-term contracts at an average price of R$208 per MWh for 408 GWh of annual generation in relation to three of these development projects.

Subsequent to quarter end, we entered into an agreement to acquire two hydroelectric facilities in Brazil with an aggregate generating capacity of 51 MW. The facilities are expected to generate 293 GWh annually. The transaction is expected to close in the first quarter of 2016, subject to typical closing conditions.

Liquidity and Capital Resources

Our available liquidity at quarter end included approximately $1.0 billion of cash and cash equivalents and the available portions of credit facilities. Our debt to total capitalization is 42% and approximately 75% of our borrowings are non-recourse to Brookfield Renewable. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately seven and ten years, respectively.

We extended the maturity and expanded the authorized credit facilities by one year to June 2020 and to $1,310 million, respectively. We also reduced the margin from 2.25% to 1.625% on C$194 million debt associated with a 189 MW wind portfolio in Ontario. We continue to look at a number of financing opportunities that will add duration to the portfolio, reduce overall exposure to certain financial markets and take advantage of the current low interest rate environment.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS, EXCEPT AS NOTED)	2015	2014	2015	2014
Operational information(1)
Capacity (MW)	7,398	6,428	7,398	6,428
Long-term average generation (GWh)(2)	7,199	6,440	13,715	12,461
Actual generation (GWh)(2)	6,400	6,341	12,223	12,326
Average revenue ($ per MWh)	72	77	74	81
Selected financial information
Revenues	$458	$474	$899	$954
Adjusted EBITDA(3)	339	360	677	720
Funds From Operations(3)	146	198	299	383
Adjusted Funds From Operations(3)	131	184	269	355
Net income	35	72	86	197
Funds From Operations per LP Unit(3)(4)	0.53	0.74	1.09	1.44
Distributions per LP Unit(5)(6)	1.61	1.50	1.61	1.50
	Jun 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2015	2014
Balance sheet data:
Property, plant and equipment, at fair value	$18,521	$18,566
Equity-accounted investments	251	273
Total assets	19,982	19,849

Long-term debt and credit facilities	7,890	7,678
Deferred income tax liabilities	2,581	2,637
Total liabilities	11,332	10,968

Preferred equity	677	728
Participating non-controlling interests - in operating subsidiaries	2,394	2,062
General partnership interest in a holding subsidiary held by Brookfield	54	59
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units held by Brookfield	2,624	2,865
Limited partners' equity	2,901	3,167
Total equity	8,650	8,881
Debt to total capitalization(7)	42%	40%

(1)       Includes 100% of capacity and generation from equity-accounted investments.

(2)       For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)       Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, “Financial Review by Segments for the Three Months Ended June 30, 2015” and “Financial Review by Segments for the Six Months Ended June 30, 2015”.

(4)       For the three and six months ended June 30, 2015, weighted average LP units, Redeemable/Exchangeable units and General Partnership units totaled 275.7 million and 275.7 million, respectively (2014: 267.6 million and 266.5 million).

(5)       Figure is based on last twelve months of operations.

(6)       Represents distributions per unit to holders of Redeemable/Exchangeable partnership units, LP Units and GP interest.

(7)       Total capitalization is calculated as total debt plus deferred income tax liabilities, net of deferred income tax assets, and equity.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

This Management’s Discussion and Analysis for the three and six months ended June 30, 2015 is provided as of August 6, 2015. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Energy Partners L.P. and its controlled entities.

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Unless otherwise indicated, all dollar amounts are expressed in United States (“U.S.”) dollars.

The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.

PRESENTATION TO PUBLIC STAKEHOLDERS

Brookfield Renewable’s consolidated equity interests include LP Units held by public unitholders, Redeemable/Exchangeable partnership units in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield (“Redeemable/Exchangeable partnership units”), and a general partnership interest in BRELP held by Brookfield (“GP interest”). The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable partnership units, and the GP interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield owns an approximate 62% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining  approximately 38% is held by the public.

Performance Measurement

We present our key financial metrics based on total results prior to distributions made to LP Unitholders, the Redeemable/Exchangeable Unitholders and holders of the GP interest. In addition, our operations are segmented by the type of power generation (Hydroelectric, Wind, and Other, which includes Biomass and Co-gen) with Hydroelectric and Wind further segmented by geography (North America, which is comprised of the United States and Canada segments; Latin America; and Europe), as that is how Brookfield Renewable’s Chief Executive Officer, President and Chief Operating Officer, and Chief Financial Officer (collectively, the chief operating decision maker, or “CODM”) review our results, manage operations and allocate resources. Accordingly, we report our results in accordance with these segments.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

Refer to Note 15 – Segmented information in our interim consolidated financial statements for further details.

One of our primary business objectives is to generate reliable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), iii) Funds From Operations,  and iv) Adjusted Funds From Operations.

It is important to highlight that Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. We provide additional information on how we determine Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations, and we provide reconciliations to net income (loss) and cash flows from operating activities. See “Financial Review by Segments for the Three Months Ended June 30, 2015” and “Financial Review by Segments for the Six Months Ended June 30, 2015”.

Net Income (Loss)

Net income (loss) is calculated in accordance with IFRS.

Adjusted EBITDA

Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus our share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds From Operations

Funds From Operations is defined as Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests. For the three and six months ended June 30, 2014, Funds From Operations include the earnings received from the wind portfolio we acquired in Ireland, reflecting our economic interest from January 1, 2014 to June 30, 2014.

Our payout ratio is defined as distributions to Redeemable/Exchangeable partnership units, LP Units and the GP interest, including general partnership incentive distributions, divided by Funds From Operations.

Adjusted Funds From Operations

Adjusted Funds From Operations is defined as Funds From Operations less Brookfield Renewable’s share of adjusted sustaining capital expenditures (based on long-term sustaining capital expenditure plans).

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Interim Report contains  forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report, in other filings with the U.S. Securities and Exchange Commission (“SEC”) or in other communications with Canadian regulators - see “Cautionary Statement Regarding Forward-Looking Statements”. We make use of non-IFRS measures in this Interim Report  - see “Cautionary Statement Regarding Use Of Non-IFRS Measures”. This Interim Report, our Form 20-F  and additional information filed with the SEC and with securities regulators in Canada are available on our website at www.brookfieldrenewable.com, on the SEC’s website at www.sec.gov or on SEDAR’s website at www.sedar.com.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

GENERATION AND FINANCIAL REVIEW FOR THE THREE MONTHS ENDED JUNE 30, 2015

The following table reflects the actual and long-term average generation for the three months ended June 30:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2015	2014	2015	2014	2015	2014
Hydroelectric
North America
United States	2,930	3,085	3,239	3,035	(309)	50	(155)
Canada	1,338	1,558	1,580	1,488	(242)	70	(220)
	4,268	4,643	4,819	4,523	(551)	120	(375)
Latin America	833	844	996	898	(163)	(54)	(11)
	5,101	5,487	5,815	5,421	(714)	66	(386)
Wind
North America
United States	358	427	468	468	(110)	(41)	(69)
Canada	235	242	292	292	(57)	(50)	(7)
	593	669	760	760	(167)	(91)	(76)
Latin America	185	-	146	-	39	-	185
Europe(2)	326	144	318	180	8	(36)	182
	1,104	813	1,224	940	(120)	(127)	291
Other	195	41	160	79	35	(38)	154
Total(3)	6,400	6,341	7,199	6,440	(799)	(99)	59

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(2)         We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, generation from April 1, 2014 to June 30, 2014 has been recorded in the second quarter of 2014.

(3)         Includes 100% of generation from equity-accounted investments.

We compare actual generation levels against the long-term average to highlight the impact of one of the important factors that affect the variability of our business results. In the short-term, we recognize that hydrology and wind conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Our risk of a generation shortfall in Latin America continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale which has been the case for over a year. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country potentially leading to higher overall spot market prices. In anticipation of adverse hydrological conditions, we continue to maintain a lower level of

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

contracted power in the portfolio, thereby preserving optionality and flexibility in the portfolio and allowing us to capture increased revenues in times of strong power prices.

The entire portfolio continued to maintain high availability and reliability with no material unplanned outages. Generation for the three months ended June 30, 2015 totaled 6,400 GWh, below the long-term average of 7,199 GWh, and an increase of 59 GWh compared to the prior year.

The hydroelectric portfolio generated 5,101 GWh, below the long-term average of 5,815 GWh and a decrease of 386 GWh compared to the prior year.

•         The variances were primarily attributable to lower inflows across the majority of our portfolio

•         Generation from our recently acquired facilities in Pennsylvania and Brazil was 339 GWh which is in line with our long-term average

•         At the end of the quarter, reservoir levels were in line with the long-term average which means we are well positioned to capture premium summer pricing

The wind portfolio generated 1,104 GWh, below the long-term average of 1,224 GWh and an increase of 291 GWh compared to the prior year.

•         North American wind portfolio generated 593 GWh, below the long-term average of 760 GWh and a decrease of 76 GWh compared to the prior year, primarily due to lower wind conditions across the portfolio

•         In Europe, the Irish portfolio generated 194 GWh, in-line with the long-term average of 187 GWh, and an increase of 50 GWh compared to the prior year due to improved wind conditions

•         Contributions from our recently acquired or commissioned facilities in Europe and Latin America were 317 GWh, above the long-term average of 277 GWh

The recently acquired biomass portfolio in Brazil generated 141 GWh while our co-gen facility in New York generated 54 GWh.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2015	2014
Revenues	$458	$474
Other income	6	2
Share of cash earnings from equity-accounted investments	9	8
Direct operating costs	(134)	(124)
Adjusted EBITDA(1)	339	360
Fixed earnings adjustment(2)	-	11
Interest expense – borrowings	(114)	(102)
Management service costs	(13)	(13)
Current income taxes	(5)	(6)
Less: cash portion of non-controlling interests
Preferred equity	(8)	(10)
Participating non-controlling interests - in operating subsidiaries	(53)	(42)
Funds From Operations(1)	146	198
Less: adjusted sustaining capital expenditures(3)	(15)	(14)
Adjusted Funds From Operations(1)	131	184
Add: cash portion of non-controlling interests	61	52
Add: adjusted sustaining capital expenditures	15	14
Less: fixed earnings adjustment	-	(11)
Other items:
Depreciation	(161)	(129)
Unrealized financial instruments loss	-	(4)
Share of non-cash loss from equity-accounted investments	(5)	(6)
Deferred income tax recovery (expense)	6	(17)
Other	(12)	(11)
Net income	$35	$72

Basic and diluted earnings per LP Unit(4)	$0.07	$0.15

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review by Segments for the Three Months Ended June 30, 2015”.

(2)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(3)       Based on long-term sustaining capital expenditure plans.

(4)       Average LP Units outstanding during the period totaled 143.4 million (2014: 135.3 million).

Net income is one important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income on an IFRS basis for our business will often lead to the recognition of a loss or a year-over-year decrease in income even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that we recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

As a result, we also measure our financial results based on Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations to provide readers with an assessment of the cash flow generated by our assets and the residual cash flow retained to fund distributions and growth initiatives.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

Revenues totaling $458 million represent a decrease of $16 million.

The decrease in generation from our hydroelectric and wind facilities in North America impacted revenues by $44 million and $11 million, respectively.

In Latin America, revenues increased $6 million. The impact of the continued drought conditions in Brazil was offset by favorable wind conditions and strong power prices captured during the quarter by maintaining a lower level of contracted power in the portfolio.

The recent growth across the portfolio contributed revenues of $64 million.

Canadian dollar and Euro exposure, representing 35% of our entire portfolio, continues to be proactively managed through foreign currency contracts. The Brazilian Real exposure, representing 15% of our entire portfolio, is not hedged through foreign currency contracts due to high associated costs. However, the exposure is mitigated by the annual inflation-linked escalations in our power purchase agreements. The appreciation of the U.S. dollar resulted in a $31 million reduction in revenues. This also affected operating costs and interest expense, reducing the net impact on Funds From Operations to $13 million.

The average total revenue per MWh of $72 decreased $5 per MWh, primarily attributable to the appreciation of the U.S. dollar impacting our revenues denominated in Canadian dollars, Euros and Brazilian Real.

Direct operating costs totaling $134 million represent an increase of $10 million which was primarily attributable to the growth in our portfolio.

Interest expense totaling $114 million represents an increase of $12 million which was primarily attributable to the growth in our portfolio.

Management service costs totaling $13 million were consistent with prior year.

The cash portion of non-controlling interests totaling $61 million represents an increase of $9 million. The increase related to the growth in our portfolio was partially offset by the decrease in performance from certain assets in our portfolio.

Funds From Operations totaling $146 million represent a decrease of $52 million.

Net income totaling $35 million represents a decrease of $37 million. Depreciation and amortization increased due to the recent growth in the portfolio and the increased fair value of existing facilities.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

SEGMENTED DISCLOSURES

Segmented information is prepared on the same basis that Brookfield Renewable’s CODM manages the business, evaluates financial results, and makes key operating decisions.  See Note 15 - Segmented information in our interim consolidated financial statements.

HYDROELECTRIC

The following table reflects the results of our operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2015
	North America			Latin
	United States	Canada	Total	America	Total
Generation (GWh) – LTA(1)(2)	3,239	1,580	4,819	996	5,815
Generation (GWh) – actual(1)(2)	2,930	1,338	4,268	833	5,101
Revenues	$202	$84	$286	$61	$347
Adjusted EBITDA(3)	149	67	216	46	262
Funds From Operations(3)	$82	$50	$132	$34	$166
(MILLIONS, EXCEPT AS NOTED)	2014
	North America			Latin
	United States	Canada	Total	America	Total
Generation (GWh) – LTA(1)(2)	3,035	1,488	4,523	898	5,421
Generation (GWh) – actual(1)(2)	3,085	1,558	4,643	844	5,487
Revenues	$218	$107	$325	$67	$392
Adjusted EBITDA(3)	163	88	251	51	302
Funds From Operations(3)	$102	$70	$172	$39	$211

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review by Segments for the Three Months Ended June 30, 2015”.

North America

Generation from the portfolio was 4,268 GWh, below the long-term average of 4,819 GWh and lower than prior year generation of 4,643 GWh.

Revenues totaling $286 million represent a decrease of $39 million. Funds From Operations totaling $132 million represent a decrease of $40 million.

United States

Generation from the portfolio was 2,930 GWh, below the long-term average of 3,239 GWh and lower than prior year generation of 3,085 GWh. Generation decreased due primarily to lower inflows in New York, Maine and Louisiana partially offset by higher generation in Tennessee and North Carolina. The facility acquired in Pennsylvania in 2014 contributed incremental generation of 240 GWh, with performance at this facility being consistent with the long-term average.

Revenues totaling $202 million represent a decrease of $16 million. The lower generation impacted revenues by $30 million but this was partially offset by the revenues from the growth in our portfolio.

Funds From Operations totaling $82 million represent a decrease of $20 million, primarily attributable to the decrease in revenues.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

Canada

Generation from the portfolio was 1,338 GWh, below the long-term average of 1,580 GWh and lower than prior year generation of 1,558 GWh. The variances were primarily attributable to lower inflows in Ontario and Quebec.

Revenues totaling $84 million represent a decrease of $23 million, attributable to the decrease in generation.

Funds From Operations totaling $50 million represent a decrease of $20 million. The decrease is reflective of the lower revenues. The appreciation of the U.S. dollar impacted revenues by $9 million but also affected operating costs and interest expense, resulting in a net decrease in Funds From Operations of $7 million.

Latin America

Generation from the portfolio was 833 GWh, below the long-term average of 996 GWh and consistent with prior year generation of 844 GWh. Generation decreased as conditions in Brazil continue to be affected by the drought conditions. However, the impact was reduced by our participation in the Brazilian balancing pool. The recently acquired facilities in Brazil generated 99 GWh which was consistent with the long-term average.

Revenues totaling $61 million represent a decrease of $6 million, primarily attributable to the decrease in generation. The impact on revenues from the lower generation was offset by the strong power prices we were able to capture by maintaining a lower level of contracted power in the portfolio and by amounts received for the settlement of matters related to the delayed completion of a hydroelectric facility in Brazil. The recently acquired facilities contributed revenues of $6 million. The appreciation of the U.S. dollar impacted revenues by $18 million, but also affected costs and other expenses resulting in a net decrease in Funds From Operations of $11 million.

Funds From Operations totaling $34 million represent a decrease of $5 million, primarily attributable to the reduction in revenues. Operating costs, interest expense and the cash portion of non-controlling interests increased due to the recent growth in the portfolio.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

WIND

The following table reflects the results of our operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2015
	North America			Latin
	United States	Canada	Total	America	Europe	Total
Generation (GWh) – LTA(1)(2)	468	292	760	146	318	1,224
Generation (GWh) – actual(1)(2)	358	235	593	185	326	1,104
Revenues	$39	$25	$64	$10	$27	$101
Adjusted EBITDA(3)	29	21	50	10	16	76
Funds From Operations(3)	$7	$13	$20	$3	$3	$26
(MILLIONS, EXCEPT AS NOTED)	2014
	North America			Latin
	United States	Canada	Total	America		Europe		Total
Generation (GWh) – LTA(1)(2)	468	292	760		N/A		180	940
Generation (GWh) – actual(1)(2)	427	242	669		N/A		144	813
Revenues	$49	$29	$78	$	N/A	$	N/A	$78
Adjusted EBITDA(3)	38	24	62		N/A		N/A	62
Funds From Operations(3)	$11	$14	$25	$	N/A		$11	$36

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review by Segments for the Three Months Ended June 30, 2015”.

North America

Generation from the portfolio was 593 GWh, below the long-term average of 760 GWh and lower than prior year generation of 669 GWh.

Revenues totaling $64 million represent a decrease of $14 million. Funds From Operations totaling $20 million represent a decrease of $5 million.

United States

Generation from the portfolio of 358 GWh was below the long-term average of 468 GWh and lower than prior year generation of 427 GWh, primarily attributable to lower wind conditions across the portfolio. The impact on our financial results was reduced by the non-controlling interests in certain of our facilities in California.

Revenues totaling $39 million represent a decrease of $10 million attributable to lower generation. Funds From Operations totaling $7 million represent a decrease of $4 million. The decrease in revenues was partially offset by a decrease in the cash portion of non-controlling interests.

Canada

Generation from the portfolio was 235 GWh, below the long-term average of 292 GWh due to lower wind conditions, and consistent with prior year generation of 242 GWh.

Revenues totaling $25 million represent a decrease of $4 million. Funds From Operations totaling $13 million represent a decrease of $1 million, as the impact of the appreciation of the U.S. dollar on operating costs and interest expense fully offset the effect on revenues.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

Latin America

Generation from the recently acquired wind portfolio in Brazil of 185  GWh was above the long-term average of 146  GWh.

Revenues and Funds From Operations totaled $10  million and $3 million, respectively.

Europe

Generation from the portfolio of 326 GWh was in line with the long-term average of 318 GWh and higher than prior year generation of 144 GWh. Generation from our existing facilities in Ireland was 194 GWh, in line with the long-term average and an increase of 50 GWh from the prior year due to improved wind conditions. The facilities recently commissioned in Ireland and the acquired portfolio in Portugal contributed 80  GWh and 52  GWh, respectively, which were consistent with the long-term average.

Revenues and Funds From Operations totaled $27  million and $3 million, respectively. Funds From Operations for the second quarter of 2014 represents our acquired economic interest in the wind portfolio in Ireland for the period from January 1, 2014 to June 30, 2014 pursuant to the purchase and sale agreement.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

GENERATION AND FINANCIAL REVIEW FOR THE SIX MONTHS ENDED JUNE 30, 2015

The following table reflects the actual and long-term average generation for the six months ended June 30:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2015	2014	2015	2014	2015	2014
Hydroelectric
North America
United States	5,465	5,676	6,452	5,829	(987)	(153)	(211)
Canada	2,840	2,869	2,809	2,681	31	188	(29)
	8,305	8,545	9,261	8,510	(956)	35	(240)
Latin America	1,572	1,943	1,943	1,827	(371)	116	(371)
	9,877	10,488	11,204	10,337	(1,327)	151	(611)
Wind
North America
United States	561	700	779	779	(218)	(79)	(139)
Canada	516	579	616	616	(100)	(37)	(63)
	1,077	1,279	1,395	1,395	(318)	(116)	(202)
Latin America	185	-	146	-	39	-	185
Europe	777	418	758	431	19	(13)	359
	2,039	1,697	2,299	1,826	(260)	(129)	342
Other	307	141	212	298	95	(157)	166
Total(2)	12,223	12,326	13,715	12,461	(1,492)	(135)	(103)

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(2)         We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, generation from April 1, 2014 to June 30, 2014 has been recorded in the second quarter of 2014.

(3)         Includes 100% of generation from equity-accounted investments.

Generation during the six months ended June 30, 2015 totaled 12,223 GWh, below the long-term average of 13,715 GWh, and a decrease of 103 GWh compared to the prior year. The contribution from the recent growth in the portfolio was 1,257 GWh.

The hydroelectric portfolio generated 9,877 GWh, below the long-term average of 11,204 GWh and a decrease of 611 GWh compared to the prior year. The variances were attributable to lower inflows across the majority of our portfolio. The generation from our recently acquired or commissioned facilities was 613 GWh.

The wind portfolio generated 2,039 GWh, below the long-term average of 2,299 GWh and an increase of 342 GWh compared to the prior year.

•         The North American portfolio generated 1,077 GWh, below the long-term average of 1,395 GWh and a decrease of 202 GWh compared to the prior year primarily due to lower wind conditions across the portfolio

•         In Europe, the Irish portfolio generated 459 GWh, in line with the long-term average of 443 GWh and an increase of 41 GWh compared to the prior year due to improved wind conditions

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

•         Contributions from our recently acquired or commissioned facilities in Europe and Latin America were 503 GWh, above the long-term average of 461 GWh

The recently acquired biomass portfolio in Brazil contributed generation of 141 GWh while our co-gen facility in New York contributed 166 GWh.

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income for the six months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2015	2014
Revenues	$899	$954
Other income	33	5
Share of cash earnings from equity-accounted investments	13	15
Direct operating costs	(268)	(254)
Adjusted EBITDA(1)	677	720
Fixed earnings adjustment(2)	-	11
Interest expense – borrowings	(219)	(203)
Management service costs	(27)	(24)
Current income taxes	(10)	(14)
Less: cash portion of non-controlling interests
Preferred equity	(16)	(19)
Participating non-controlling interests - in operating subsidiaries	(106)	(88)
Funds From Operations(1)	299	383
Less: adjusted sustaining capital expenditures(3)	(30)	(28)
Adjusted Funds From Operations(1)	269	355
Add: cash portion of non-controlling interests	122	107
Add: adjusted sustaining capital expenditures	30	28
Less: fixed earnings adjustment	-	(11)
Other items:
Depreciation	(319)	(255)
Unrealized financial instruments loss	(8)	(4)
Share of non-cash loss from equity-accounted investments	(6)	(12)
Deferred income tax recovery (expense)	12	(19)
Other	(14)	8
Net income	$86	$197

Basic and diluted earnings per LP Unit(4)	$0.17	$0.44

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review by Segments for the Six Months Ended June 30, 2015”.

(2)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(3)       Based on long-term sustaining capital expenditure plans.

(4)       Average LP Units outstanding during the period totaled 143.4 million (2014: 134.2 million).

Revenues totaled $899 million which represented a decrease of $55 million.

The decrease in generation from our hydroelectric and wind facilities, combined with a relatively lower pricing environment in certain regions, in North America resulted in a $101 million decrease in revenues. Annual escalations in our power purchase agreements partially offset the impact of lower generation by $6 million.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

In Latin America, revenues declined $23 million, primarily due to the impact of the continued drought conditions. The impact of these conditions in Brazil was partially offset by more favorable wind conditions and strong power prices captured during the second quarter from un-contracted power in the portfolio.

Revenues from our co-gen facilities decreased $10 million. The increased generation at our 105 MW facility in New York was partially offset by the suspension of our facility in Ontario.

The recent growth across the portfolio contributed revenues of $131 million.

The appreciation of the U.S. dollar resulted in a $58 million reduction in revenues. This also affected operating costs and interest expense, and the net impact on Funds From Operations was fully offset by the ongoing foreign currency hedging program.

The average total revenue per MWh of $74 decreased $7 per MWh from the prior year, reflecting the impact of the relatively lower pricing environment and the appreciation of the U.S. dollar impacting our revenues denominated in Canadian dollars, Euros and Brazilian Real.

Direct operating costs totaling $268 million represent an increase of $14 million, reflecting the growth in our portfolio which resulted in costs of $32 million, partially offset by the reduction in power purchased in the open market for our co-gen facilities.

Interest expense totaling $219 million represents an increase of $16 million. Incremental borrowing costs of $32 million were attributable to the growth in our portfolio. The savings attributable to normal course repayments on subsidiary borrowings were partially offset by the increase related to the issuance of C$400 million of medium-term corporate notes in the first quarter.

Management service costs totaling $27 million represent an increase of $3 million, primarily attributable to the increase in the market value of our LP Units and the issuance of 10.25 million LP Units in 2014.

The cash portion of non-controlling interests totaling $122 million represents an increase of $15 million. The increase of $40 million related to the growth in our portfolio was partially offset by the decrease in performance from certain assets in our portfolio.

Funds From Operations totaling $299 million represent a decrease of $84 million.

Net income totaling $86 million represents a decrease of $111 million. Depreciation and amortization increased due to the recent growth in the portfolio and the increased fair value of existing facilities.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

SEGMENTED DISCLOSURES

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the six months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2015
	North America			Latin
	United States	Canada	Total	America	Total
Generation (GWh) – LTA(1)(2)	6,452	2,809	9,261	1,943	11,204
Generation (GWh) – actual(1)(2)	5,465	2,840	8,305	1,572	9,877
Revenues	$393	$190	$583	$106	$689
Adjusted EBITDA(3)	276	171	447	77	524
Funds From Operations(3)	$136	$136	$272	$55	$327
(MILLIONS, EXCEPT AS NOTED)	2014
	North America			Latin
	United States	Canada	Total	America	Total
Generation (GWh) – LTA(1)(2)	5,829	2,681	8,510	1,827	10,337
Generation (GWh) – actual(1)(2)	5,676	2,869	8,545	1,943	10,488
Revenues	$424	$205	$629	$156	$785
Adjusted EBITDA(3)	314	167	481	124	605
Funds From Operations(3)	$177	$133	$310	$97	$407

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Six Months Ended June 30, 2015”.

North America

Generation from the portfolio was 8,305 GWh, below the long-term average of 9,261 GWh and lower than prior year generation of 8,545 GWh.

Revenues totaling $583 million represent a decrease of $46 million. Funds From Operations totaling $272 million represent a decrease of $38 million.

United States

Generation from the portfolio was 5,465 GWh, below the long-term average of 6,452 GWh and lower than prior year generation of 5,676 GWh. Generation decreased 675 GWh due to lower inflows in New York, Louisiana, Tennessee and North Carolina. The non-controlling interests in our facilities in Louisiana, Tennessee and North Carolina reduced the impact on our financial results. A full period’s contribution from facilities acquired in 2014 in Maine and Pennsylvania resulted in incremental generation of 464 GWh.

Revenues totaling $393 million represent a decrease of $31 million. The lower generation impacted revenues by $48 million. While wholesale prices for both energy and capacity continue to trend higher relative to the cyclical lows experienced during the last few years, pricing did not reach the peaks we experienced in the prior year, particularly in the first quarter of 2014. The impact was a $17 million reduction in revenues.

A full period’s contribution from facilities acquired in 2014 resulted in incremental revenues of $34 million.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

Funds From Operations totaling $136 million represent a decrease of $41 million, primarily attributable to the decrease in revenues. Partially offsetting this were decreases in interest expenses attributable to the repayments in the normal course on subsidiary borrowings, and the cash portion of non-controlling interests.

Canada

Generation from the portfolio was 2,840 GWh, above the long-term average of 2,809 GWh and lower than prior year generation of 2,869 GWh. Strong hydrological conditions at our facilities in British Columbia were offset by lower inflows in Quebec and Ontario. The facility in British Columbia commissioned in 2014 provided incremental generation of 50 GWh.

Revenues totaling $190 million represent a decrease of $15 million. The decrease in generation was partially offset by the annual escalations in our power purchase agreements, the net impact of which was $6 million. The commissioned facility contributed $7 million. The appreciation of the U.S. dollar impacted revenues by $16 million, operating costs and interest expense were also affected and the net impact was fully offset by the ongoing foreign currency hedging program.

Funds From Operations totaling $136 million represent an increase of $3 million.

Latin America

Generation from the portfolio was 1,572 GWh, below the long-term average of 1,943 GWh and lower than prior year generation of 1,943 GWh. Generation decreased 470 GWh as conditions in Brazil continue to be affected by the drought conditions. However, the impact was reduced by our participation in the Brazilian balancing pool. The recently acquired facilities in Brazil contributed 99 GWh which was consistent with the long-term average.

Revenues totaling $106 million represent a decrease of $50 million, primarily attributable to decrease in generation. The impact on revenues from the lower generation was partially offset by the strong power prices we were able to capture by maintaining a lower level of contracted power in the portfolio, and by amounts received for the settlement of matters related to the delayed completion of a hydroelectric facility in Brazil. The recently acquired facilities contributed $6 million of revenues. The appreciation of the U.S. dollar impacted revenues by $33 million, but also affected costs and other expenses resulting in a net decrease in Funds From Operations of $21 million.

Funds From Operations totaling $55 million represent a decrease of $42 million, primarily attributable to the net reduction in revenues. Operating costs, interest expense and the cash portion of non-controlling interests increased by a total of $5 million due to the recent growth in the portfolio.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

WIND

The following table reflects the results of our wind operations for the six months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2015
	North America			Latin
	United States	Canada	Total	America	Europe	Total
Generation (GWh) – LTA(1)(2)	779	616	1,395	146	758	2,299
Generation (GWh) – actual(1)(2)	561	516	1,077	185	777	2,039
Revenues	$59	$56	$115	$10	$68	$193
Adjusted EBITDA(3)	39	47	86	10	55	151
Funds From Operations(3)	$5	$31	$36	$3	$20	$59
(MILLIONS, EXCEPT AS NOTED)	2014
	North America			Latin
	United States	Canada	Total	America		Europe		Total
Generation (GWh) – LTA(1)(2)	779	616	1,395		N/A		431	1,826
Generation (GWh) – actual(1)(2)	700	579	1,279		N/A		418	1,697
Revenues	$78	$68	$146	$	N/A	$	N/A	$146
Adjusted EBITDA(3)	54	59	113		N/A		N/A	113
Funds From Operations(3)	$10	$39	$49	$	N/A		$11	$60

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Six Months Ended June 30, 2015”.

North America

Generation from the portfolio was 1,077 GWh, below the long-term average of 1,395 GWh and lower than prior year generation of 1,279 GWh.

Revenues totaling $115 million represent a decrease of $31 million. Funds From Operations totaling $36 million represent a decrease of $13 million.

United States

Generation from the portfolio of 561 GWh was below the long-term average of 779 GWh and lower than prior year generation of 700 GWh, primarily attributable to lower wind conditions in California. The impact on our financial results was reduced by the non-controlling interests in certain of our facilities in California.

Revenues totaling $59 million represent a decrease of $19 million attributable to the decrease in generation. Funds From Operations totaling $5 million represent a decrease of $5 million, as the decrease in revenues was partially offset by savings in costs and a decrease in the cash portion of non-controlling interests.

Canada

Generation from the portfolio of 516 GWh was below the long-term average of 616 GWh and lower than prior year generation of 579 GWh, attributable to lower wind conditions.

Revenues totaling $56 million represent a decrease of $12 million. The decrease in revenues attributable to the lower generation was partially offset by annual escalations in our power purchase agreements. Funds From Operations totaling $31 million represent a decrease of $8 million primarily attributable to the

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

decrease in revenues, as the impact of the appreciation of the U.S. dollar on operating costs and interest expense partially offset the effect on revenues.

Latin America

Generation from our wind portfolio in Brazil of 185  GWh was above the long-term average 146  GWh.

Revenues and Funds From Operations totaled $10  million and $3 million, respectively.

Europe

Generation from the portfolio of 777 GWh was above the long-term average of 758 GWh. Generation from our existing facilities in Ireland was 459 GWh, in line with the long-term average and an increase of 41 GWh from the prior year due to improved wind conditions. The facilities commissioned in Ireland during the last six months contributed 175 GWh, consistent with the long-term average, and our recently acquired portfolio in Portugal contributed 143  GWh, also consistent with the long-term average.

Revenues and Funds From Operations totaled $68 million and $20 million, respectively. The Irish and Portuguese portfolios contributed $17 million and $3 million, respectively.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

Analysis Of Consolidated Financial Statements and Other Information

Property, Plant and Equipment

In accordance with IFRS, Brookfield Renewable has elected to revalue its property, plant and equipment at a minimum on an annual basis, as at December 31st of each year. Substantially all of Brookfield Renewable’s property, plant and equipment, are carried at fair value as opposed to historical cost, using a 20-year discounted cash flow model. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. For power generating assets acquired through business combinations during the year, Brookfield Renewable initially measures the assets at fair value consistent with the policy described in Note 2(l) – Business combinations in our December 31, 2014 audited consolidated financial statements. Accordingly, in the year of acquisition, power generating assets are not revalued at year-end unless there is an indication that assets are impaired.

Property, plant and equipment, at fair value totaled $18.5 billion as at June 30, 2015 as compared to $18.6 billion as at December 31, 2014. During the six months ended June 30, 2015, the acquisition of 163 MW of hydroelectric facilities, 273 MW of wind facilities, 175 MW of biomass facilities, and a wind development pipeline of approximately 1,200 MW totaled $1,160 million. The development and construction of power generating assets totaled $112 million. In the current quarter sufficient information, including securing long-term contracts for the sale of generation (see “Contract Profile”), became available to allow us to determine the fair value of two hydroelectric development projects in Brazil with total capacity of 53 MW. Accordingly, the construction work in progress associated with these two projects was revalued, resulting in an increase in fair value of $39 million. The 102 MW wind facility in California was classified as held for sale at June 30, 2015, for the amount of $230 million. Property, plant and equipment were impacted by foreign currency changes related to the appreciation of the U.S. dollar in the amount of $800 million. We also recognized depreciation expense of $319 million which is significantly higher than what we are required to reinvest in the business as sustaining capital expenditures.

Fair value of property, plant and equipment can vary with discount and terminal capitalization rates. Excluding power generating assets acquired during the year ended December 31, 2014, the following table summarizes the impact of a change in discount rates and terminal capitalization rates on the fair value of property, plant and equipment as at December 31:

(BILLIONS)	2014	2013
50 bps increase in discount rates	$(1.3)	$(1.1)
50 bps decrease in discount rates	1.5	1.3

50 bps increase in terminal capitalization rate(1)	(0.3)	(0.3)
50 bps decrease in terminal capitalization rate(1)	0.4	0.3

(1)            The terminal capitalization rate applies only to hydroelectric assets in North America.

Terminal values are included in the valuation of hydroelectric assets in North America. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration at December 31, 2014, was 15 years (2013: 16 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil. If an additional 20 years of cash flows were included, the fair value of property, plant and equipment would increase by approximately $1 billion. See Note 11 - Property, plant and equipment, at fair value in our December 31, 2014 audited consolidated financial statements.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

liquidity and capital Resources

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis. As at June 30, 2015, long-term indebtedness increased from December 31, 2014 as a result of the portfolio growth. The debt to total capitalization ratio increased from December 31, 2014 due primarily to the issuance of C$400 million ($317 million) of medium-term corporate notes and the appreciation of the U.S. dollar.

Capitalization

The following table summarizes the capitalization using book values:

	Jun 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2015	2014
Credit facilities(1)	$431	$401
Corporate borrowings(2)	1,515	1,286
Subsidiary borrowings(3)	5,944	5,991
Long-term indebtedness	7,890	7,678
Deferred income tax liabilities, net of deferred income tax assets	2,433	2,495
Equity	8,650	8,881
Total capitalization	$18,973	$19,054
Debt to total capitalization	42%	40%

(1)            Credit facilities are comprised of $385 million drawn by a subsidiary of Brookfield Renewable and guaranteed by Brookfield Renewable, and $46 million borrowed under a subscription credit facility made available by a private fund sponsored by Brookfield Asset Management. This subscription credit facility is only available to us on a limited basis, and is secured by capital contributed to the private fund.

(2)            Issued by a subsidiary of Brookfield Renewable and guaranteed by Brookfield Renewable. The amounts are unsecured.

(3)            Issued by subsidiaries of Brookfield Renewable and secured against their respective assets. The amounts are not guaranteed.

During the six months ended June 30, 2015 we completed the following financings:

Credit facilities

In May 2015, Brookfield Renewable extended the maturity of its corporate credit facilities by one year to June 2020 and also expanded the available amount to $1,310 million from $1,280 million.

Corporate borrowings

In March 2015, we issued C$400 million ($317 million) of medium-term corporate notes, maturing in June 2025 at a fixed rate of 3.75%. Proceeds of the offering were used to repay existing indebtedness and for general corporate purposes.

Subsidiary borrowings

In February 2015, we secured an 18-month extension on $75 million of debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund. The debt bears interest at LIBOR plus 2.75%, and matures in August 2016.

In February 2015, we refinanced indebtedness associated with a 45 MW hydroelectric facility in British Columbia by issuing C$90 million ($76 million) of bonds with an interest rate of 2.95%, maturing in May 2023. We own a 50%, equity-accounted interest in this facility.

In February 2015, as part of the acquisition of a 123 MW wind portfolio in Portugal, Brookfield Renewable assumed loans with principal balances totaling €99 million ($109 million). The loans bear interest at an initial weighted-average fixed rate of 6.28%, including the related interest rate swaps, and have a weighted-average remaining term of 9.5 years.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

In March 2015, as part of the acquisition of a 313 MW operating renewable power generation portfolio in Brazil comprising of 43 MW of hydroelectric, 150 MW of wind, and 120 MW of biomass generating capacity and a 55 MW biomass development project, Brookfield Renewable assumed R$631 million ($197 million) of debt with a combination of variable and fixed interest rates, and a weighted-average remaining term of 12.7 years.

In May 2015, as part of the acquisition of a 120 MW hydroelectric facility in Brazil, Brookfield Renewable assumed R$254 million ($83 million) of debt with variable interest rates of the Brazilian Interbank Deposit Certificate rate plus 0.5% and 2.0%, and a weighted-average remaining term of 7.6 years.

Effective June 30, 2015, the margin on C$194 million ($155 million) of debt associated with a 189 MW wind facility in Ontario was reduced from 2.25% to 1.625%.

Available liquidity

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions, withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation, and to finance the business on an investment grade basis. Principal sources of liquidity are cash flows from operations and access to public and private capital markets.

The following table summarizes the available liquidity:

	Jun 30	Dec 31
(MILLIONS)	2015	2014
Cash and cash equivalents	$113	$150
Credit facilities
Authorized credit facilities	1,510	1,480
Draws on credit facilities(1)	(385)	(401)
Issued letters of credit	(213)	(227)
Available portion of credit facilities	912	852
Available liquidity	$1,025	$1,002

(1)            Amounts are unsecured and revolving. Interest rate is at the LIBOR plus 1.20% (December 31, 2014: 1.20%).

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

Long-term debt and credit facilities

The following table summarizes our principal repayment obligations and maturities as at June 30, 2015:

(MILLIONS)	Balance of 2015	2016	2017	2018	2019	Thereafter	Total
Principal repayments
Subsidiary borrowings(1)
North America
United States	$28	$415	$777	$771	$59	$1,241	$3,291
Canada	20	129	48	50	50	1,347	1,644
	48	544	825	821	109	2,588	4,935
Latin America	32	34	33	46	47	237	429
Europe	20	44	48	51	54	420	637
	100	622	906	918	210	3,245	6,001
Corporate borrowings and
credit facilities(1)	46	240	-	160	-	1,506	1,952
Equity-accounted investments	-	-	125	-	-	36	161
	$146	$862	$1,031	$1,078	$210	$4,787	$8,114

(1)            Subsidiary borrowings and corporate borrowings and credit facilities include $6 million and $69 million of unamortized premiums and deferred financing fees, respectively.

The remaining subsidiary borrowings due in 2015 are normal course principal repayments. Repayments on subsidiary borrowings in 2016 include maturities of $250 million on our portfolio of hydroelectric facilities in the Southeastern United States and $75 million of debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund. Both of these borrowings are expected to be refinanced at or in advance of maturity.

We remain focused on refinancing near term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2019 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

The overall maturity profile and average interest rates associated with our borrowings and credit facilities are as follows:

	Average term (years)		Average interest rate (%)
	Jun 30	Dec 31	Jun 30	Dec 31
	2015	2014	2015	2014
Corporate borrowings	7.0	6.7	5.0	5.3
Subsidiary borrowings	9.8	10.4	5.5	5.3
Credit facilities	5.0	4.5	1.4	1.4

During the six months ended June 30, 2015, we issued C$400 million ($317 million) of medium-term corporate notes maturing in June 2025, reducing our overall costs on corporate borrowings from 5.3% to 5.0% and also increasing the average term.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

CONTRACT PROFILE

We have a largely predictable profile driven by both long-term power purchase agreements with a weighted-average remaining duration of 17 years combined with a well-diversified portfolio that reduces variability in our generation volumes. We operate the business on a largely contracted basis to ensure a high degree of predictability in Funds From Operations. We do however maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.

The following table sets out contracts over the next five years for generation output assuming long-term average:

FOR THE YEAR ENDED DECEMBER 31	Balance of 2015	2016	2017	2018	2019
Generation (GWh)
Contracted(1)
Hydroelectric
North America
United States(2)	3,908	9,124	7,000	7,000	7,000
Canada	2,365	4,681	4,634	4,634	4,624
	6,273	13,805	11,634	11,634	11,624
Latin America	1,812	3,569	3,257	2,958	2,970
	8,085	17,374	14,891	14,592	14,594
Wind
North America
United States	444	1,010	1,010	1,010	1,010
Canada	581	1,197	1,197	1,197	1,197
	1,025	2,207	2,207	2,207	2,207
Latin America	282	560	560	560	560
Europe	698	1,433	1,433	1,433	1,433
	2,005	4,200	4,200	4,200	4,200
Other	296	481	486	534	534
	10,386	22,055	19,577	19,326	19,328
Uncontracted	1,482	3,828	6,293	6,544	6,542
Total long-term average	11,868	25,883	25,870	25,870	25,870
Long-term average on a proportionate basis(3)	8,892	19,365	19,358	19,358	19,358

Contracted generation - as at June 30, 2015
% of total generation	88%	85%	76%	75%	75%
% of total generation on a proportionate basis(3)	92%	89%	84%	82%	82%

Price per MWh - total generation	$71	$75	$78	$80	$81
Price per MWh - total generation on a
proportionate basis	72	75	77	78	79

(1)            Assets under construction are included when long-term average and pricing details are available and the commercial operation date is established in a definitive construction contract.

(2)            Includes generation of 898 GWh for 2015 and 2,124 GWh for 2016 secured under financial contracts.

(3)            Long-term average on a proportionate basis includes wholly-owned assets, and our share of partially-owned assets and equity-accounted investments.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

The following changes were made to the contract profile for the six months ended June 30, 2015:

•         Included power purchase agreements associated with the acquisitions of the 488 MW multi-technology renewable energy portfolio in Brazil and the 123 MW wind portfolio in Portugal

•         Included power purchase agreements associated with our commissioned 12 MW wind facility in Ireland

•         Included long-term contracts for three hydroelectric development projects in Brazil

•         Eliminated the 282 GWh contract for the 102 MW wind facility in California which was sold subsequent to quarter end

The majority of the long-term power purchase agreements are with investment-grade rated or creditworthy counterparties. The composition of our contracted generation under power purchase agreements is comprised of: Brookfield (42%), public power authorities (24%), industrial users (21%) and distribution companies (13%).

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

SUMMARY CONSOLIDATED BALANCE SHEETS

The following table provides a summary of the key line items on the interim consolidated balance sheets:

	Jun 30	Dec 31
(MILLIONS)	2015	2014
Property, plant and equipment, at fair value	$18,521	$18,566
Equity-accounted investments	251	273
Total assets	19,982	19,849
Long-term debt and credit facilities	7,890	7,678
Deferred income tax liabilities	2,581	2,637
Total liabilities	11,332	10,968
Preferred equity	677	728
Participating non-controlling interests - in operating subsidiaries	2,394	2,062
General partnership interest in a holding subsidiary held by Brookfield	54	59
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,624	2,865
Limited partners' equity	2,901	3,167
Total liabilities and equity	19,982	19,849

Contractual obligations

Development and construction

The remaining development project costs on three Brazilian hydroelectric projects totaling 72 MW, a 55 MW biomass facility in Brazil, and a 14 MW wind project in Ireland are expected to be $312 million. The biomass facility and the wind project are expected to be fully operational in 2016. Two hydroelectric projects with a combined capacity of 53 MW are expected to be fully operational in 2017, and the 19 MW hydroelectric project is expected to be fully operational in 2018.

Commitments and contingencies

Brookfield Renewable, on behalf of its subsidiaries, and subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. See “Liquidity and Capital Resources” for further details.

Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at June 30, 2015, the letters of credit issued were $112 million (2014: $125 million).

Guarantees

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as acquisitions, construction projects, capital projects, and purchases of assets. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of the indemnities prevent us from making a reasonable estimate of the maximum potential amount that could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under indemnification agreements.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

Off-Balance Sheet Arrangements

Brookfield Renewable has no off-balance sheet financing arrangements.

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with Brookfield which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 9 - Related Party Transactions in our December 31, 2014 audited consolidated financial statements.

Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as managing member of entities related to Brookfield Americas Infrastructure Fund and Brookfield Infrastructure Fund II, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities.

The following table reflects the related party agreements and transactions on the interim consolidated statements of income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2015	2014	2015	2014
Revenues
Power purchase and revenue agreements	$146	$146	$255	$181
Wind levelization agreement	2	2	4	3
	$148	$148	$259	$184
Direct operating costs
Energy purchases	$(2)	$(1)	$(4)	$(7)
Energy marketing fee	(6)	(5)	(11)	(10)
Insurance services	(6)	(7)	(13)	(14)
	$(14)	$(13)	$(28)	$(31)
Management service costs	$(13)	$(13)	$(27)	$(24)

Revenues from power purchase and revenue agreements for the six months ended June 30, 2015 were higher as compared to the prior year. The increase is primarily due to an increased level of price support, reflecting the relatively lower pricing environment in the first quarter of 2015, and the impact of power purchase agreements for certain recently acquired facilities.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items on the interim consolidated statements of cash flows:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2015	2014	2015	2014
Cash flow provided by (used in):
Operating activities	$164	$180	$396	$452
Financing activities	(62)	473	313	813
Investing activities	(188)	(658)	(740)	(1,246)
Foreign exchange gain (loss) on cash	3	3	(6)	3
(Decrease) increase in cash and cash equivalents	$(83)	$(2)	$(37)	$22

Cash and cash equivalents as at June 30, 2015 totaled $113 million, representing a decrease of $37 million since December 31, 2014.

Operating Activities

Cash flows provided by operating activities totaling $164 million for the second quarter of 2015 represent a decrease of $16 million primarily attributable to the decrease in Funds From Operations.

Cash flows provided by operating activities totaling $396 million for the six months ended June 30, 2015 represent a decrease of $56 million primarily attributable to the decrease in Funds From Operations.

Financing Activities

Cash flows used in financing activities totaled $62 million for the second quarter of 2015. Long-term debt – borrowings were $269 million, and related to the growth in our portfolio. Long-term debt – repayments related to subsidiary borrowings and credit facilities were $238 million. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the growth in our portfolio, and amounted to $93 million.

For the second quarter of 2015, distributions paid to LP Unitholders were $116 million (2014: $103 million). The distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $70 million (2014: $45 million). See “Dividends and Distributions” for further details.

Cash flows provided by financing activities totaled $313 million for the six months ended June 30, 2015. Long-term debt – borrowings were $790 million, and related to the growth in our portfolio and the issuance of medium-term corporate notes during the first quarter. Long-term debt – repayments related to subsidiary borrowings and credit facilities were $555 million. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the growth in our portfolio, and amounted to $423 million.

For the six months ended June 30, 2015, distributions paid to LP Unitholders were $231 million (2014: $267 million). We increased our distributions to $1.66 per LP Unit, an increase of 11 cents per LP Unit which took effect in the first quarter. The amounts paid in the first quarter of 2014 included distributions declared in both that quarter, and in the fourth quarter of 2013. The distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $114 million (2014: $71 million). See “Dividends and Distributions” for further details.

Investing Activities

Cash flows used in investing activities for the second quarter of 2015 totaled $188 million. Our investments were with respect to the acquisition of a 120 MW hydroelectric portfolio in Brazil, a wind

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

development pipeline of approximately 1,200 MW in Scotland, and the remaining non-controlling interests in a 368 MW renewable power portfolio in Brazil. When combined, these investments totaled $132 million. In addition, our continued investment in the development and construction of power generating assets was $57 million and sustainable capital expenditures totaled $13 million.

Cash flows used in investing activities for the six months ended June 30, 2015 totaled $740 million. Our investments were with respect to the acquisition of a 488 MW renewable power portfolio in Brazil, a 123 MW wind portfolio in Portugal, and a wind development pipeline of approximately 1,200 MW in Scotland. When combined, these investments totaled $660 million. In addition, our continued investment in the development and construction of power generating assets was $78 million and sustainable capital expenditures totaled $28 million.

NON-CONTROLLING INTERESTS

Preferred equity

On April 1, 2015, the fixed dividend rate on the Series 1 Preference Shares for the five years commencing May 1, 2015 and ending April 30, 2020 was reset and, if declared, will be paid at an annual rate of 3.355% (C$0.2096875 per share per quarter). The holders of 4,518,289 Series 1 Preference Shares exercised their right to convert their shares into Class A, Series 2 Preference Shares on a one-for-one basis. The holders of the Series 2 Preference Shares will be entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.62%. The quarterly dividend in respect of the May 1, 2015 to July 31, 2015 dividend period was paid on July 31, 2015 at an annual rate of 3.148% (C$0.198367 per share).

No Preference Shares were redeemed.

On June 23, 2015, we announced that the Toronto Stock Exchange had accepted a notice of Brookfield Renewable Power Preferred Equity Inc.’s intention to commence a normal course issuer bid in connection with its outstanding Class A Preference Shares. Under this normal course issuer bid, we are permitted to repurchase up to 10% of the total public float for each respective series of our Class A Preference Shares. Shareholders may obtain a copy of the notice, free of charge, by contacting Brookfield Renewable. For the three months ended June 30, 2015, no Class A Preference Shares were repurchased.

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold. Accordingly, incentive distributions of $2 million and $4 million were made during the three and six months ended June 30, 2015.

Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

BRELP has issued Redeemable/Exchangeable partnership units to Brookfield, which may at the request of the holder, require BRELP to redeem these units for cash consideration. The right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the units presented to BRELP that are tendered for redemption in exchange for LP Units. If Brookfield Renewable elects not to exchange the Redeemable/Exchangeable partnership units for LP Units, the Redeemable/Exchangeable partnership units are required to be redeemed for cash. As Brookfield

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified as equity, and not as a liability.

LIMITED PARTNERS’ EQUITY

Brookfield Asset Management owns, directly and indirectly, 169,685,609 LP Units and Redeemable/Exchangeable partnership units, representing approximately 62% of Brookfield Renewable on a fully-exchanged basis.

We commenced a normal course issuer bid on December 28, 2014 to repurchase up to 7.1 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. We repurchased and cancelled 24,200 LP Units during the six months ended June 30, 2015 at a cost of $1 million under the normal course issuer bid (refer to Note 13 - Limited partners’ equity in our June 30, 2015 consolidated financial statements).

SHARES AND UNITS OUTSTANDING

The shares and units outstanding are presented in the following table:

	Jun 30, 2015	Dec 31, 2014
Class A Preference Shares(1)
Series 1	5,481,711	10,000,000
Series 2	4,518,289	-
Series 3	10,000,000	10,000,000
Series 5	7,000,000	7,000,000
Series 6	7,000,000	7,000,000
	34,000,000	34,000,000

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	143,356,854	132,984,913
Issuance of LP Units	-	10,250,000
Distribution reinvestment plan	76,088	121,941
Repurchase of LP Units for cancellation	(24,200)	-
Balance, end of period/year	143,408,742	143,356,854

Total LP Units on a fully-exchanged basis(2)	273,067,365	273,015,477

LP Units held by
Brookfield	40,026,986	40,026,986
External LP Unitholders	103,381,756	103,329,868
	143,408,742	143,356,854

(1)            Subsequent to June 30, 2015, [·] Class A Preference Shares and [22,900] LP Units were repurchased and cancelled

(2)            The fully-exchanged amounts assume the exchange of Redeemable/ Exchangeable partnership units for LP Units at the beginning of the year.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

DIVIDENDS AND DISTRIBUTIONS

The composition of the dividends and distributions are presented in the following table:

	Three months ended Jun 30				Six months ended Jun 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2015	2014	2015	2014	2015	2014	2015	2014
Class A Preference Shares
Series 1	$1	$3	$2	$3	$3	$6	$5	$6
Series 2	1	-	-	-	1	-	-	-
Series 3	2	3	2	3	4	5	4	5
Series 5	2	2	2	2	4	4	4	4
Series 6	2	2	2	2	4	4	4	4
	$8	$10	$8	$10	$16	$19	$17	$19

Participating non-controlling
interests - in operating
subsidiaries	$62	$35	$62	$35	$97	$52	$97	$52

General partnership interest in a
holding subsidiary
held by Brookfield	$1	$1	$1	$1	$2	$2	$2	$2
Incentive distribution	2	-	2	-	4	1	4	1
	$3	$1	$3	$1	$6	$3	$6	$3

Participating non-controlling
interests - in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	$54	$51	$54	$51	$109	$101	$108	$131

Limited partners' equity
Brookfield Asset Management	17	16	17	16	34	31	34	40
External LP Unitholders	43	37	42	35	87	73	83	93
	$60	$53	$59	$51	$121	$104	$117	$133

In February 2015, LP Unitholder distributions were increased to $1.66 per unit on an annualized basis, an increase of eleven cents per LP Unit, which took effect with the distribution payable in March 2015.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 2 –  Significant accounting policies in our December 31, 2014 audited consolidated financial statements are considered critical accounting estimates as defined in NI 51-102 with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain, as described in the “Risk Factors” section of our 2014 Annual Report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

Future changes in accounting policies

(i)      Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

(ii)      Amendments to IFRS 10 and IAS 28

The amendments to IFRS 10, Consolidated Financial Statements (“IFRS 10”) and IAS 28, Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments are effective for transactions occurring in annual periods beginning on or after 1 January 2016 with earlier application permitted. Management is currently evaluating the impact of the amendments to IFRS 10 and IAS 28 on the consolidated financial statements.

(iii)     Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by IASB on May 28, 2014.  IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue,  IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the six months ended June 30, 2015, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

SUMMARY OF HISTORICAL QUARTERLY RESULTS ON A CONSOLIDATED BASIS

The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2015		2014				2013
(MILLIONS, EXCEPT AS NOTED)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Generation (GWh) - LTA(1)(2)	7,199	6,516	5,770	5,065	6,440	6,021	5,380	4,960
Generation (GWh) - actual(1)(2)	6,400	5,823	5,839	4,383	6,341	5,985	5,268	5,154
Revenues	$458	$441	$408	$342	$474	$480	$393	$392
Adjusted EBITDA(3)	339	338	273	223	360	360	272	260
Funds From Operations(3)	146	153	116	61	198	185	137	108
Net income (loss)
Non-controlling interests
Preferred equity	8	8	9	10	10	9	10	10
Participating non-controlling
interests - in operating subsidiaries	10	14	(8)	(2)	21	40	(7)	8
General partnership interest in a
holding subsidiary held by Brookfield	-	-	-	-	-	1	-	-
Participating non-controlling
interests - in a holding subsidiary
- Redeemable/Exchangeable units
held by Brookfield	8	14	14	(16)	20	37	10	5
Limited partners' equity	9	15	16	(17)	21	38	11	5
	35	51	31	(25)	72	125	24	28
Basic and diluted earnings (loss)
per LP Unit	0.07	0.10	0.11	(0.13)	0.15	0.29	0.08	0.04
Average LP Units outstanding (millions)	143.4	143.4	143.3	143.3	135.3	133.0	132.9	132.9
Distributions:
Preferred equity	8	8	9	10	10	9	10	10
General partnership interest in a
holding subsidiary held by Brookfield	3	3	1	2	1	2	1	1
Participating non-controlling
interests - in a holding subsidiary
- Redeemable/Exchangeable units
held by Brookfield	54	55	50	50	51	50	47	47
Limited partners' equity	60	61	56	56	53	51	48	49

(1)            Includes 100% of generation from equity-accounted investments.

(2)            For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures" , “Financial Review by Segments for the Three  Months Ended June 30, 2015” and “Financial Review by Segments for the Six Months Ended June 30, 2015”.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

ADDITIONAL INFORMATION

Additional information, including our Form 20-F filed with the SEC and securities regulators in Canada, are available on our website at www.brookfieldrenewable.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com.

Subsequent eventS

In July 2015, Brookfield Renewable completed the disposal of the 102 MW wind facility in California for gross cash consideration of $136 million. The sale was completed with institutional partners, and Brookfield Renewable’s interest was approximately 22%.

In July 2015, we entered into an agreement to acquire two hydroelectric facilities in Brazil with an aggregate capacity of 51 MW. The facilities are expected to generate 293 GWh annually. The transaction is expected to close in the first quarter of 2016, subject to typical closing conditions.

We entered into an automatic purchase plan to allow for purchases of our Series 1, Series 2, and Series 3 Class A Preference Shares. The automatic purchase plan commenced on July 1, 2015 and will terminate on August 6, 2015. Subsequent to June 30, 2015, [·] Class A Preference Shares and [22,900] LP Units were repurchased and cancelled.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

FINANCIAL REVIEW BY SEGMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2015

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income and cash flows from operating activities for the three months ended June 30:

			Corporate
(MILLIONS)	Hydroelectric	Wind	and Other(1)	2015	2014
Revenues	$347	$101	$10	$458	$474
Other income	4	1	1	6	2
Share of cash earnings from equity-accounted
investments	9	-	-	9	8
Direct operating costs	(98)	(26)	(10)	(134)	(124)
Adjusted EBITDA(2)	262	76	1	339	360
Fixed earnings adjustment(3)	-	-	-	-	11
Interest expense - borrowings	(63)	(28)	(23)	(114)	(102)
Management service costs	-	-	(13)	(13)	(13)
Current income taxes	(6)	1	-	(5)	(6)
Less: cash portion of non-controlling interests
Preferred equity	-	-	(8)	(8)	(10)
Participating non-controlling interests - in
operating subsidiaries	(27)	(23)	(3)	(53)	(42)
Funds From Operations(2)	$166	$26	$(46)	$146	$198
Less: adjusted sustaining capital expenditures(4)				(15)	(14)
Adjusted Funds From Operations(2)				131	184
Add: adjusted sustaining capital expenditures				15	14
Add: cash portion of non-controlling interests				61	52
Less: fixed earnings adjustment				-	(11)
Other items:
Depreciation and amortization				(161)	(129)
Unrealized financial instruments loss				-	(4)
Share of non-cash loss from equity-
accounted investments				(5)	(6)
Deferred income tax recovery (expense)				6	(17)
Other				(12)	(11)
Net income				$35	$72
Adjustments for non-cash items				154	153
Dividends received from equity accounted
investments				12	12
Changes in due to or from related parties				(21)	(34)
Net change in working capital balances				(16)	(23)
Cash flows from operating activities				$164	$180

(1)       Other includes Co-gen and biomass.

(2)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(3)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(4)       Based on long-term sustaining capital expenditure plans.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

FINANCIAL REVIEW BY SEGMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2015

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income and cash flows from operating activities for the six months ended June 30:

			Corporate
(MILLIONS)	Hydroelectric	Wind	and Other(1)	2015	2014
Revenues	$689	$193	$17	$899	$954
Other income	21	9	3	33	5
Share of cash earnings from equity-accounted
investments	13	-	-	13	15
Direct operating costs	(199)	(51)	(18)	(268)	(254)
Adjusted EBITDA(2)	524	151	2	677	720
Fixed earnings adjustment(3)	-	-	-	-	11
Interest expense - borrowings	(124)	(52)	(43)	(219)	(203)
Management service costs	-	-	(27)	(27)	(24)
Current income taxes	(10)	-	-	(10)	(14)
Less: cash portion of non-controlling interests
Preferred equity	-	-	(16)	(16)	(19)
Participating non-controlling interests - in
operating subsidiaries	(63)	(40)	(3)	(106)	(88)
Funds From Operations(2)	$327	$59	$(87)	$299	$383
Less: adjusted sustaining capital expenditures(4)				(30)	(28)
Adjusted Funds From Operations(2)				269	355
Add: adjusted sustaining capital expenditures				30	28
Add: cash portion of non-controlling interests				122	107
Less: fixed earnings adjustment				-	(11)
Other items:
Depreciation and amortization				(319)	(255)
Unrealized financial instruments loss				(8)	(4)
Share of non-cash loss from equity-
accounted investments				(6)	(12)
Deferred income tax recovery (expense)				12	(19)
Other				(14)	8
Net income				$86	$197
Adjustments for non-cash items				320	272
Dividends received from equity accounted
investments				20	18
Changes in due to or from related parties				(7)	6
Net change in working capital balances				(23)	(41)
Cash flows from operating activities				$396	$452

(1)       Other includes Co-gen and biomass.

(2)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(3)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(4)       Based on long-term sustaining capital expenditure plans.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

cautionary statement regarding forward-looking statements

This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achievement of long-term average generation, project development and capital expenditure costs, diversification of shareholder base,  energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the separation of economic interest from control; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; changes to hydrology at our hydroelectric stations, to wind conditions at our wind energy facilities or to crop supply or weather generally at any biomass cogeneration facility; counterparties to our contracts not fulfilling their obligations, and as our contracts expire, not being able to replace them with agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; the increasing amount of uncontracted generation in our portfolio; increased regulation of our operations; our concessions and licenses not being renewed; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failure; dam failures and the costs of repairing such failures; force majeure events; uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, government and regulatory investigations and litigation; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events; our reliance on computerized business systems; general regulatory risks relating to the power markets in which we operate; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that provide incentives for renewable energy; our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions; our inability to develop existing sites or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction, development and operation of our generating facilities; arrangements we enter into with communities and

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over our operations conducted through joint ventures, partnerships and consortium arrangements; our ability to issue equity or debt for future acquisitions and developments is dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; the departure of some or all of Brookfield Asset Management’s key professionals; risks related to changes in how Brookfield Asset Management elects to hold its ownership interests in the Partnership; the completion and expected benefits of announced transactions; and we are not subject to the same disclosure requirements as a U.S. domestic issuer.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any date subsequent to the date of this Interim Report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

cautionary statement regarding use of non-ifrs measures

This Interim Report contains references to Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations used by other entities. We believe that Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, Funds From Operations nor Adjusted Funds From Operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

A reconciliation of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations to net income and cash flows from operating activities is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 15 - Segmented information in our interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P	Management’s Discussion and Analysis	June 30, 2015

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